UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

         Month of January 2018

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 2 January 2018 entitled 'Transaction in Own Shares
2.	Stock Exchange announcement dated 2 January 2018 entitled 'Total voting rights and issued capital'
3.	Stock Exchange announcement dated 3 January 2018 entitled 'Transaction in Own Shares'
4.	Stock Exchange announcement dated 4 January 2018 entitled 'Transaction in Own Shares'
5.	Stock Exchange announcement dated 5 January 2018 entitled 'Transaction in Own Shares'
6.	Stock Exchange announcement dated 8 January 2018 entitled 'Transaction in Own Shares'
7.	Stock Exchange announcement dated 9 January 2018 entitled 'Transaction in Own Shares'
8.	Stock Exchange announcement dated 10 January 2018 entitled 'Transaction in Own Shares'
9.	Media announcement dated 10 January 2018 entitled 'Rio Tinto receives a binding offer for Aluminium Dunkerque'
10.	Stock Exchange announcement dated 11 January 2018 entitled 'Transaction in Own Shares'
11.	Stock Exchange announcement dated 11 January 2018 entitled 'Standard form for notification of major holdings'
12.	Stock Exchange announcement dated 12 January 2018 entitled 'Transaction in Own Shares'
13.	Stock Exchange announcement dated 15 January 2018 entitled 'Transaction in Own Shares'
14.	Stock Exchange announcement dated 16 January 2018 entitled 'Transaction in Own Shares'
15.	Stock Exchange announcement dated 17 January 2018 entitled 'Transaction in Own Shares'
16.	Stock Exchange announcement dated 18 January 2018 entitled 'Transaction in Own Shares'
17.	Stock Exchange announcement dated 19 January 2018 entitled 'Transaction in Own Shares'
18.	Stock Exchange announcement dated 19 January 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)'
19.	Stock Exchange announcement dated 22 January 2018 entitled 'Transaction in Own Shares'
20.	Media announcement dated 22 January 2018 entitled 'Rio Tinto strengthens presence in Mongolia'
21.	Stock Exchange announcement dated 23 January 2018 entitled 'Transaction in Own Shares'
22.	Media announcement dated 23 January 2018 entitled 'Government of Mongolia and Rio Tinto to explore win-win partnership solutions Mongolia'
23.	Stock Exchange announcement dated 24 January 2018 entitled 'Transaction in Own Shares'
24.	Stock Exchange announcement dated 25 January 2018 entitled 'Transaction in Own Shares'
25.	Stock Exchange announcement dated 26 January 2018 entitled 'Transaction in Own Shares'
26.	Stock Exchange announcement dated 26 January 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)'
27.	Stock Exchange announcement dated 29 January 2018 entitled 'Transaction in Own Shares'
28.	Stock Exchange announcement dated 29 January 2018 entitled 'Rio Tinto - 2018 AGM dates'
29.	Stock Exchange announcement dated 30 January 2018 entitled 'Transaction in Own Shares'
30.	Media announcement dated 30 January 2018 entitled 'Rio Tinto’s autonomous haul trucks achieve one billion tonne milestone'
31.	Stock Exchange announcement dated 31 January 2018 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 February 2018	1 February 2018